

October 14, 2016

Mail Stop 4720

<u>Via E-mail</u>
George R. Aylward
Chief Executive Officer
Virtus Investment Partners, Inc.
100 Pearl Street
Hartford, CT 06103

> **Re: Virtus Investment Partners, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2015**
> **Filed February 24, 2016**
> **File No. 001-10994**

Dear Mr. Aylward:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Hugh West

Hugh West
Accounting Branch Chief
Office of Financial Services